YUKON-NEVADA GOLD CORP. INTERSECTS 3.8 M OF 20.6 G/T GOLD AT THE
KETZA RIVER PROJECT

Vancouver, BC – July 7, 2008 - Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to provide continuing favorable results from its on-going 2008 drilling program at Ketza River. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp., and is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

All drill holes referenced in this release are diamond drill holes from two drill rigs completed between April 22nd and May 12th, 2008, and for which assay reports were received in June. All holes were targeted to expand the margins of known mineralization as part of the company’s continuing program to expand areas amenable to open-pit mining.

Significant intercepts were received from the Peel and Penguin Targets within the Manto Zone, and the QB target in the Shamrock Zone. Highlights include 3.8m of 20.6 g/t gold at a depth of just 20 meters in the Peel Target, and 3.6m of 21.2 g/t gold at a depth of just 40 meters in the QB Target. The drill intercepts reported herein were not included in the data used for the NI 43-101 resource estimates released on April 14, 2008, which contain a measured and indicated resource of 646,600 ounces of gold at a grade of 4.93 g/t and an inferred resource of 112,800 ounces of gold grading 3.26 g/t and could potentially lead to an increase in the resource of the Ketza River project.

Summary of Significant Intercepts

Hole Number	Zone	From (m)	To (m)	Thickness (m)	Grade g/t Au
KR-08-1347	Penguin	48.7	52.7	4.0	6.6
KR-08-1365	Peel	19.7	23.5	3.8	20.6
KR-08-1365	Peel	26.9	28.7	1.8	14.0
KR-08-1365	Peel	47	50.1	3.1	10.1
KR-08-1367	QB	39.5	43.1	3.6	21.2

Thicknesses have been reported as drilled -- there is not yet sufficient information to determine true thicknesses. All assays for the drill program were conducted by ALS Chemex of North Vancouver, B.C.

Yukon-Nevada Gold Corp. also announces the resignation Dorian L. (Dusty) Nicol, Vice President of Exploration, on July 2nd, 2008, who has accepted the position as President and CEO of a uranium exploration and development company. The Company acknowledges Mr. Nicol’s past contributions and wishes him success in his future endeavors.

This news release was reviewed and approved by the Chief Geologist at Ketza River, Erika Shepard, M.Sc., P.Geo., who is the Qualified Person for the purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties and by further acquisitions.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.